FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004 (August 12, 2004)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Attention ASX Company Announcements Platform

Lodgement of Open Briefing

Ansell Limited

Level 3

678 Victoria Street

Richmond VIC 3121

Date of lodgement:	10-Aug-2004

Title:	Open Briefing. Ansell. CEO on FY 05 Outlook

Record of interview:

corporatefile.com.au

Ansell Limited today reported net profit of US$50.4 million (A$70.7 million) for the year ended June 2004, up 72 percent from the previous year. Healthcare Segment EBITA was US$104.1 million, up 11 percent and in line with management’s guidance of more than US$103 million. You’ve reconfirmed your forecast of Healthcare Segment EBITA of US$115 million in the current year ending June 2005. What assumptions underlie your forecast?

CEO Doug Tough

This is the last year covered by the forecasts made in April 2002 and will require a third successive double digit – 11 percent – profit increase. We remain committed to delivering this result.

Our key assumptions are that latex prices don’t move above the levels of the recent second half, US surgical glove sales recover as planned, and pricing pressures in branded retail condoms and examination gloves don’t materially increase. Forex is important but we’ve offset the risk as we have the majority of our euro exposure hedged through the key periods.

corporatefile.com.au

Ansell’s 2004 EBITA growth was driven by the continuing strong performance of the Occupational Healthcare business, where EBITA was US$52.8 million, up 43 percent, on sales growth of 6 percent to US$387.8 million. To what extent is Occupational’s growth sustainable?

CEO Doug Tough

Occupational’s an outstanding story with EBITA-to-sales more than doubling in two years to 13.6 percent from 5.8 percent. HyFlex® has been an amazing success and this should continue, though perhaps at a slower pace, as we grow the market. We’ve developed the HyFlex® range and now have a dozen variants on the original glove. There’s room for further productivity improvements, driven by a Six Sigma operational excellence program, by outsourcing and by continued focus on HyFlex® via our Ansell Value Proposition (AVP) and other sales initiatives. We expect continued solid performance across our Occupational range.

corporatefile.com.au

Professional Healthcare generated EBITA of US$28.7 million, down 9 percent, on sales of US$271.6 million, up 2 percent. On a year-on-year comparison, EBITA fell 13 percent in the second half compared with a drop of 6 percent in the first half. What factors contributed to the softening in profit performance over the year and what strategy do you have in place to address them?

CEO Doug Tough

As pointed out at the time, the second half of 2003 benefited from the clearing of surgical glove backorders built up during our FDA/supply disruption so it’s not an apples-to-apples comparison. The year-on-year decline was due to high latex prices, which have the greatest impact on our Professional business, a slower than expected surgical glove recovery in the US, and continuing exam glove price competition.

Our strategy to improve sales and profits has been to do extensive product evaluation trials with hospitals, to move towards our own branded products in Europe, and to focus on plant cost reductions.

corporatefile.com.au

At the end of the first half you signed two large group purchasing organisation (GPO) contracts for surgical gloves in the US and you’ve flagged the signing of three more during the second. What contribution to sales and earnings did you see from these contracts during the year?

CEO Doug Tough

Being contracted with six of the seven GPOs is quite an achievement and our US sales team is working hard to maximise our renewed growth opportunities. The contributions have been modest to date but are starting to grow and this should continue during 2005. As you know, GPO contacts are hunting licences only but do offer greater accessibility to the hospitals that we must then take advantage of.

corporatefile.com.au

Consumer Healthcare booked EBITA of US$22.6 million, down 10 percent on sales growth of 5 percent to US$132.5 million. After posting year-on-year EBITA growth of 2 percent in the first half, EBITA fell 21 percent in the second half, with margins contracting to 15.5 percent compared with 18.5 percent in the first half and 19.6 percent in the previous second half. What was behind the further decline in Consumer margins in the second half and will this continue?

CEO Doug Tough

Firstly, there’s been an escalation in the level of competition in the retail condom market world wide and secondly, our partner Freudenberg Household Products (FHP) has been de-stocking flock-lined household gloves before our foam-lined plant conversion.

We anticipate the retail condom market will remain highly competitive this year but expect improvement in the household glove area.

corporatefile.com.au

On a regional basis, Ansell appears to have had disappointing second-half earnings in Europe, particularly given the strength of the euro over the period and the seasonal weighting of European earnings to the second half. Given Europe has been one of the main targets of Ansell’s Operation Full Potential program, how do you account for this weakness and do you foresee any improvement in the current year?

CEO Doug Tough

Europe had a difficult year. Pricing roll-backs hurt – as customers received a share of the euro gains made by suppliers sourcing in cheaper currencies. The move away from private label surgical gloves to branded gloves in Germany will benefit in the long term but adversely impacted 2004. Finally, we had setbacks in the UK in all three businesses for different reasons. However, several of our initiatives, such as AVP and our emerging markets work in Eastern Europe, should pay off nicely in 2005, building on successes in the recent second half.

corporatefile.com.au

Ansell booked total non-recurring costs of US$1.2 million in 2004, including US$5.2 million in workers’ compensation relating to the GNB Technologies battery manufacturing business, which was sold to Exide in October 2000. Why have these costs emerged now and what are these discontinued businesses likely to cost Ansell going forward?

CFO Rustom Jilla

The workers compensation liability fell on us as Exide, who’d been contractually obliged to pick up these pre-sale GNB costs, received Chapter 11 protection under US law. On exiting Chapter 11 in May 2004, Exide was released from its financial liability under a court-approved restructure, and the exposure for pre-sale workers comp claims returned to Ansell.

We believe we’ve accounted for all known liabilities. While we made great progress on clearing “legacy” issues in 2003 and 2004, there are still some expenses occurring every year. We envisage an expense of around US$2.0 million annually for the next couple of years.

corporatefile.com.au

Ansell generated free cash flow of US$US90.3 million in 2004, up from US$85.0 million and net debt to net debt plus equity fell to 12.8 percent at the end of June. What are Ansell’s current capital management priorities?

CFO Rustom Jilla

We haven’t changed our capital management policies in the last year. We want to retain investment grade financial ratios. We have a balanced capital management strategy of investing what’s required in the underlying business, maintaining our ability to fund medium size acquisitions through debt, and returning surplus funds to our owners. Having said that, our gearing is clearly too low to be optimal and we need more debt or less equity. Rather than retaining surplus cash, we prefer to return it to our owners. In addition to the over 11 million shares purchased on market since April 2003, we’ve now proposed an off-market buy-back, subject to receiving shareholder approval, relief from ASIC, and a favourable ruling from the ATO.

corporatefile.com.au

The proposed buy-back is for 17 million shares through a set price and percentage offer. Why have you structured the buy-back in this way?

CFO Rustom Jilla

We’ve chosen this structuring so all shareholders who want to participate can do so. A tender based on ensuring the lowest cost of buying back shares can be dominated by large shareholders bidding low. Under the fixed price/fixed percentage approach, all shareholders have equal opportunity to participate. The only exception is that we’re looking to give small shareholders with less than 200 shares the opportunity to exit totally. But of course there’s no compulsion for them to sell.

corporatefile.com.au

Ansell’s EPS for the year was up 78 percent to US$0.28 (A$0.39) reflecting stronger operating performance and the impact of on-market buy-backs. You’ve increased the full-year dividend to A$0.13 per share. Why not pay a higher dividend?

CFO Rustom Jilla

At A$0.13 the payment’s an 18 percent year-on-year increase in only our second year back as a dividend paying company. To deliver outstanding total shareholder return, which is a combination of share price increases plus dividends, we believe that preserving our flexibility and future ability to invest is preferable to paying out most of our earnings in dividends. And of course, our dividends are unfranked so we’d rather return surplus cash to our owners tax effectively. Hence modest dividends and over 11 million shares purchased on market since April 2003.

corporatefile.com.au

Ansell is now in its final year of the planned three-year Operation Full Potential program. What will be your priorities in the current year and when might you be able to provide the market with some insight into your future growth plans for the company and future earnings guidance?

CEO Doug Tough

Our number one priority is to achieve the targeted Healthcare Segment EBITA of US$115 million. My next priorities are to leverage our financial strength and to develop a growth strategy for 2006 and beyond. I perceive significant upside in organic growth, geographic focus, technology and bolt-on acquisitions and will be actively seeking these opportunities.

As for guidance - I think you need to look back at where Ansell was. In 2001, on the heels of Pacific Dunlop’s challenges, the company looked to regain credibility with all of its stakeholders including the financial community. We think we’ve done this quite well to date. Going forward, we must continue to be a consistent and reliable performer but must also focus on top-line growth. This may entail incremental investments to “prime the pump.” The Board is therefore considering whether to hold off from future long-term guidance to give us flexibility to capture those growth initiatives. We fully recognise that shareholders want solid total shareholder returns and we’re committed to that objective, whether publicly stated or not.

corporatefile.com.au

Thank you Doug and Rustom.

For more information about Ansell, visit www.ansell.com or call David Graham on (+61 3) 9270 7215

For previous Open Briefings by Ansell, or to receive future Open Briefings by e-mail, visit www.corporatefile.com.au

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GROUP TREASURER

Date: August 12, 2004